

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 21, 2011

Via E-mail
Mr. Edward J. Wehmer
President and Chief Executive Officer
Wintrust Financial Corporation
727 North Bank Lane
Lake Forest, Illinois 60045

      Re: Wintrust Financial Corporation
              Form 10-K for the Year Ended December 31, 2010
              Filed March 1, 2011
              Form 10-Q for the Quarter Ended June 30, 2011
              Filed August 9, 2011
              File No. 001-35077

Dear Mr. Wehmer:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. Where we have asked for revisions, please include a draft of your proposed disclosures that clearly identifies new or revised disclosures. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Year Ended December 31, 2010

Item 1. Business

Our Business

Specialty Finance, page 4

1. We note that your specialty finance segment consists of financing relating to commercial insurance, life insurance and short-term accounts receivable financing. Please tell us, and

please revise future filings to disclose, the percentage of total revenues that each sub-segment represents.

2. We note your disclosure on page 1 and the risk factor on page 23 regarding the risks associated with your specialty finance segment. In future filings please provide additional disclosure about the risks associated with these lines of businesses. For instance discuss the risks that are associated with financing the payment of commercial insurance premiums and life insurance premiums, including, but not limited to, regulation of the industry, prohibition of stranger-originated life insurance and the risk of contest or rescission of the policies by insurance companies. Make corresponding changes to the risk factor disclosure.

Supervision and Regulation

Community Reinvestment, page 14

3. We note your disclosure that one Bank received a "needs improvement" CRA rating. Please tell us which bank received this rating, and please explain the steps that you have taken to improve the results of the bank's next performance evaluation. Please additionally make this disclosure in future filings.

Item 7. Management's Discussion and Analysis of Financial Condition, page 33

4. Please tell us, with a view towards revised disclosure, about any material concentration of the providers of the insurance policies underlying your specialty premium finance business.

Item 8. Financial Statements and Supplementary Data

Note (23) Fair Value of Financial Instruments, page 133

5. Please tell us whether you use pricing services to value available-for-sale securities classified in Level 2 of the fair value hierarchy. If so, please describe to us the following:

- How you evaluate the accuracy and completeness of the observable market data used by such pricing services in valuing securities; and
- The internal controls you have in place over the prices received from pricing services.

6. We note your disclosure that fair values for available-for-sale and trading account securities are based on quoted market prices when available or through the use of alternative approaches, such as matrix or model pricing or indicators from market makers. Please describe to us the following:

- When models are used to price Level 2 securities, the controls that are in place to ensure that inputs to such models are derived principally from or corroborated by observable market data; and
- When indicators from market makers are used to price Level 2 securities, the controls in place to properly classify securities into the fair value hierarchy.

Item 11. Executive Compensation, page 149

7. We note that you do not appear to have incorporated by reference the sections of your definitive proxy statement that include the disclosure required by Items 402(c)-(j) of Regulation S-K. These sections appear on pages 45-54 of your definitive proxy statement. Please file an amendment to your 10-K that includes, or incorporates by reference, this required disclosure, or advise the staff how you concluded that the information in this section is adequate to incorporate all the required information.

Part III. Incorporated from Definitive Proxy Statement on Schedule 14A filed April 28, 2011

Board of Directors, Committees and Governance

Director Independence, page 22

8. In future filings, please identify by name each director that is independent under the independence standards that are applicable to you. Refer to Item 407(a) of Regulation S-K.

Security Ownership of Certain Beneficial Owners, Directors and Management, page 63

9. Please provide us with more detail regarding the footnotes that state that the shares beneficially owned are pledged as securities to financial institutions.

Related Party Transactions, page 64

10. Please confirm that by "non affiliated persons" in the representations included on page 65, you mean "persons not related to Wintrust". Please refer to Instruction 4(c) (ii) of Item 404 of Regulation S-K. Confirm that you will provide the correct representation in future filings.

Form 10-Q for the Quarter Ended June 30, 2011

Item 1. Financial Statements

Notes to Unaudited Consolidated Financial Statements

Note 6. Loans, page 10

11. We note that you combined reclassifications to/from non-accretable yield and increases/decreases in interest cash flows due to prepayments and/or interest rates in the accretable yield rollforward table on page 11. Please provide us and revise, in future filings, the roll-forward of activity for the accretable yield to detail each of these changes in the accretable yield to the extent material. Please also tell us and revise future filings to discuss in detail any material changes to the accretable yield.

Note 7. Allowance for Loan Losses, Allowance for Losses on Lending-Related Commitments and Impaired Loans, page 12

12. We note your disclosure relating to your FDIC-assisted transactions. Please revise your future filings beginning with your Form 10-Q for the period ended September 30, 2011 to include a rollforward of the FDIC indemnification asset.

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations

General

13. Please tell us management's view of the impact the Durbin Amendment to the Dodd-Frank Act will have on your interchange fee revenue. If management believes that the amendment may have a material impact upon your results of operations or financial statements make appropriate revisions to your disclosure in future filings.

Results of Operations

Supplemental Financial Measures/Ratios, page 47

14. Please revise your future filings to change the name of your non-GAAP measure to more accurately reflect its content. In this regard, the use of the word "core" implies you are referring to your most central or essential operations and results. Removal of the provision for credit losses from net income to arrive at "core" earnings implies that credit losses are not an inherent part of your core operations. Thus, we believe it would be appropriate to use a more descriptive title to describe this non-GAAP measure, perhaps eliminating the use of the word "core" in its entirety in the title.

Edward J. Wehmer
Wintrust Financial Corporation
September 21, 2011
Page 5

Allowance for Loan Losses

Restructured Loans, page 81

15. You disclose you had restructured loans of $103.0m, $101.2 million, and $32.4 million as of June 30, 2011, December 31, 2010 and 2009 respectively. Please revise future filings and address the following related to your restructured loans:

- Disclose the key factors you consider at the time a loan is restructured to determine whether the loan should accrue interest;
- Tell us in detail and disclose in future filings how you determined that the loan has been restructured to be reasonably assured of repayment and of performance according to the modified terms and is supported by a current, well-documented credit assessment of the borrower's financial condition and prospects for repayment under the revised terms;
- Disclose how you measure impairment on your TDRs;
- Disclose your policy for removing loans from TDR classification; and
- Tell us whether you modified any loans that were not accounted for as TDRs. If so, tell us how you determined that they should not be classified as a TDR. Disclose the amount of loans modified and not accounted for as TDRs during each period presented.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact David Irving at (202) 551-3321 or John Nolan at (202) 551-3492 if you have questions regarding comments on the financial statements and related matters. Please contact Erin Purnell at (202) 551-3454 or me at (202) 551-3419 with any other questions.

Sincerely,

/s/ Christian Windsor

Christian Windsor
Special Counsel

cc.   Via Email
        Ms. Lisa J. Reategui
        Wintrust Financial Corporation